

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Thomas R. Cangemi
Chairman, President and Chief Executive Officer
New York Community Bancorp Inc
102 Duffy Avenue
Hicksville, NY 11801

> **Re: New York Community Bancorp Inc**
> **Post Effective Amendment to Form S-4**
> **Filed August 3, 2022**
> **File No. 333-257045**

Dear Mr. Cangemi:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment filed August 3, 2022

General

1. We note your filing does not include all disclosures required by Form S-4, and that you instead include an explanatory note directing shareholders to previous filings for those disclosures. Please provide your legal basis, under the Securities Act Rules or requirements of Form S-4, for your approach and the exclusion of those disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Menting